Make additive work for you Q2 2024 Results Speakers Dr. Yoav Zeif, CEO Eitan Zamir, CFO Yonah Lloyd, CCO & VP IR August 29, 2024

Conference Call and Webcast Details US Toll-Free Dial-In 1-877-407-0619 International Dial-In +1-412-902-1012 Live Webcast and Replay https://event.choruscall.com/mediaframe/ webcast.html?webcastid=2xc8Kb5W Make additive work for you

Forward-Looking Statements Cautionary Statement Regarding Forward- Looking Statements The statements in this slide presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2024, are forward- looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; global macro-economic trends that have been adversely affecting, and may continue to adversely affect, our results, including higher interest rates that reduce capital expenditures; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; the outcome of our board’s comprehensive process to explore strategic alternatives for our company; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets that we have recently acquired or may acquire in the future; the extent of our success at successfully integrating into our existing business, or making additional, acquisitions or investments in new businesses, technologies, products or services; potential adverse impact that recent global interruptions involving freight carriers and other third parties may have on our supply chain and distribution network; potential changes in our management and board of directors; global market, political and economic conditions, in the countries in which we operate in particular (including risks stemming from Russia’s invasion of Ukraine); the degree of impact of Israel’s war against the terrorist organizations Hamas and Hezbollah, given our Israeli headquarters, factories and significant operations; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; potential cyber attacks against, or other breaches to, our information technologies systems; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 11, 2024 (the “2023 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2023 Annual Report and the Report of Foreign Private Issuer on Form 6-K that will attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition for the quarter and six months ended June 30, 2024, which Stratasys will furnish to the SEC on or about August 29, 2024, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this slide presentation are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Make additive work for you

Use of Non-GAAP Financial Information Use of Non-GAAP Financial Measures The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions, divestments and strategic process-related expense or gains and reorganization-related charges or gains, legal provisions, and (ii) excluding non- cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long- lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. The items eliminated via these non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table later in this slide presentation. Make additive work for you

CEO Dr. Yoav Zeif ▪ Improved Gross Margins and maintained healthy balance sheet despite softness in hardware sales ▪ Resilient business model through macro challenges of reduced capital equipment spending ▪ Consumables growth reflects strong utilization of our systems and demonstrates the power of this recurring revenue stream ▪ Consumables utilization primarily from FDM, validating the shift from prototyping to manufacturing as we expand our offering with exciting new technologies ▪ Focus innovation on the strongest adoption opportunities, prudently investing while streamlining and focusing on key end markets, positioning the next phase of growth for our company Make additive work for you

Partnership with aviation manufacturing pioneer AM Craft, to enhance EASA- certified aircraft part production through additive manufacturing, addressing aviation's supply and cost challenges. During and subsequent to the second quarter, we achieved a number of milestones and new product introductions Introduced H350 v1.5 with new SAF High-Def printing and SAF Polypropylene material, enhancing manufacturing applications with superior quality and lower costs. Launched J5 Digital Anatomy 3D printer to meet the demand for high-fidelity anatomical models, improving surgical planning and accelerating medical product development. Initiated a 12-month clinical study with Ricoh USA to assess 3D printed models in orthopedic oncology, aiming to improve surgical outcomes. Make additive work for you Q2 Achievements

GrabCAD Print Pro and GrabCAD Streamline Pro are key software tools for print prep and operations, now supporting FDM, SAF and PolyJet. Strong demand and numerous multi-year licenses sold. GrabCAD Streamline Pro supports scaling 3D printing for FDM and PolyJet customers in prototypes, tooling, and end-use parts. Stratasys Direct Parts on Demand by GrabCAD integrates Stratasys software with the company’s parts service bureau, enabling access to a broad printer fleet and expanding manufacturing networks with pre-certified Stratasys producer. Launched GrabCAD IoT Platform with Connected Service and Advanced Reporting and Alerts, enhancing Supervisory Control and Data Acquisition. Improves printer uptime, issue resolution, and value for Streamline Pro users. Initially available on PolyJet J3 and J5, with future expansion planned across the printer fleet. Make additive work for you Software Update

Post-Q2 Updates


stratasys

Moving our US headquarters in Eden Prairie to a single, newer, leased facility nearby, with more room for enhanced collaboration and creativity, improving efficiencies.



Dental is a major focus with a multibillion-dollar TAM. Introduced **DentaJet XL** that improves lab productivity and reduces costs, producing highly accurate models for crowns, bridges, implants, aligners, and surgical guides, simultaneously and at scale.



TrueDent offers a unique mono-block, full-color 3D printing solution for dentures with significant cost savings. We are currently in discussions with major U.S. dental channels.



CollPlant collaboration in pre-clinical trials, testing innovative printed breast implants designed to regenerate natural tissue, aiming to revolutionize reconstructive and aesthetic procedures in this $3 billion market.

stratasys

Make additive work for you™

Make additive work for you Support efforts to retain and build on leadership in additive manufacturing Strategic Initiatives to Unlock Shareholder Value Implementation begins Q4 2024 and expected to produce ~$40M in annual cost savings starting Q1 2025, which should generate annualized EBITDA margin of 8% at current revenue levels Board review: Board completed comprehensive review of a wide range of alternatives to unlock shareholder value Identified restructuring actions to strengthen industry-leading balance sheet and robust business model to more effectively weather all market cycles ▪ Adjusting our structure to better match current market conditions: Initiating ~15% workforce reduction by the end of 2024 ▪ Strengthening efforts to increase penetration: Helping customers overcome barriers to wider additive manufacturing adoption ▪ Utilizing scale and breadth of technology: Focusing go-to-market efforts on the main growth drivers of the business Focused strategy: Penetration of additive manufacturing continues to grow However, penetration has not accelerated as expected We are addressing the total cost of ownership, increasing education resources and efforts to standardize additive manufacturing, and focusing on applications that present the most compelling benefits Realigning to Market Conditions:

Better Positioning Stratasys for the Long-Term We are taking action to align costs with current conditions, build a long-term and significantly more profitable, cash-generating business, and stay agile during downturns, while being ready to respond quickly when customer spending returns Customer utilization, engagement levels and demand continue to be strong – despite the current purchase constraints facing customers Our diverse portfolio of hardware, consumables and services, including our parts business, strengthens our resilience, especially during extended periods of reduced capital spending We are confident that once current headwinds subside, renewed access to capital will spur customer spending to more accurately reflect the expressed high demand for our solutions Make additive work for you

CFO Eitan Zamir ▪ Customers still facing ongoing macro challenges on CapEx spending weakness ▪ Gross margins improved, thanks in part to another strong quarter of consumables sales ▪ Continued relentless focus on cost-control Make additive work for you

Financial Results Make additive work for you Q2-23 Q2-24 Change Y/Y Q2-23 Q2-24 Change Y/Y Total Revenue 159.8 138.0 -13.6% 159.8 138.0 -13.6% Gross Profit 66.2 60.5 (5.7) 77.5 67.7 (9.8) ▪% Margin 41.5% 43.8% 2.3% 48.5% 49.0% 0.5% Operating Income (Loss) (33.7) (26.0) 7.7 5.0 (3.2) (8.2) ▪% Margin -21.1% -18.9% 2.2% 3.1% -2.3% -5.4% Net Income (Loss) (38.6) (25.7) 12.9 2.5 (3.0) (5.5) ▪% Margin -24.2% -18.6% 5.6% 1.6% -2.2% -3.8% Diluted EPS (0.56) (0.36) 0.20 0.04 (0.04) (0.08) Diluted Shares 68.6 70.7 3.1% 69.3 70.7 2.0% GAAP Non-GAAP Note: $ in millions unless noted otherwise. All numbers and percentages rounded

Revenues – Q2’24 * Adjusted for divestments Quarterly Trend 109.1 113.2 110.4 99.2 93.6 50.7 48.9 45.9 44.9 44.4 159.8 162.1 156.3 144.1 138.0 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Product Service Revenues – Strong Consumables Recurring Revenue Revenue Y/Y Y/Y Adjusted* Product - $93.6M -14.2% -14.2% ▪ Systems - $29.0M -40.0% -40.0% ▪ Consumables - $64.6M 6.3% 6.3% Services - $44.4M -12.2% -2.4% ▪ Customer Support - $30.5M -3.8% -3.8% Note: $ in millions unless noted otherwise. All numbers and percentages rounded. Make additive work for you

GAAP Non-GAAP 47.2% 47.4% 47.2% 49.8% 50.0% 29.0% 24.4% 38.4% 32.2% 30.7% 41.5% 40.5% 44.7% 44.4% 43.8% Q2 '23 Q3 '23 Q4 '23 Q1 '24 Q2 '24 48.5% 48.3% 48.8% 48.6% 49.0% 52.3% 52.5% 52.6% 55.5% 55.6% 40.4% 38.4% 39.8% 33.4% 35.2% Q2 '23 Q3 '23 Q4 '23 Q1 '24 Q2 '24 Service Gross MarginProduct Gross Margin Total Gross Margin Gross Margins Make additive work for you All percentages rounded.

GAAP operating expenses (absolute and as a percentage of revenues) Non-GAAP operating expenses (absolute and as a percentage of revenues) 99.9 86.5 Q2'23 Q2'24 62.7% 72.5 70.9 Q2'23 Q2'24 51.3% 62.5% 45.4% Make additive work for you Note: $ in millions unless noted otherwise. All numbers and percentages rounded. Operating Expenses

(38.6) (25.7) (33.7) (26.0) Non-GAAP operating income (loss) (3.1% in Q2’23 vs (2.3)% in Q2’24 out of total revenue)GAAP operating loss Non-GAAP net income (loss) GAAP net loss Note: $ in millions unless noted otherwise. All numbers and percentages rounded. Q2’23 Q2’24 2.3 10.6 (3.0) Non-GAAP EBITDA (6.6% in Q2’23 vs 1.7% in Q2’24 out of total revenue) 5.0 (3.2) 2.5 Q2’23 Q2’24 Q2’23 Q2’24 Q2’23 Q2’24 Q2’23 Q2’24 Make additive work for you Earnings

Balance sheet items Cash flow from operating activities 17 (23.2) (2.4) Q2'23 Q2'24 (75.4) (62.3) Make additive work for you Balance Sheet and Operating Cash Flow Note: $ in millions unless noted otherwise. All numbers and percentages rounded. Q2-23 Q1-24 Q2-24 Cash and Cash Equivalents and Short- term deposits 205.4 161.1 150.9 Accounts Receivable 156.3 155.3 150.5 Inventories 211.2 195.1 196.5 Net Working Capital 401.7 373.9 359.3

Revenue Q3 slightly higher than Q2 Gross Margins Non-GAAP Operating Expenses Non-GAAP Operating Margins EPS-diluted-adjusted ($1.50)-($1.29) GAAP EPS diluted CAPEXEBITDA-adjusted $570M – $580M 48.7% – 49.0% $276M – $278M $20M – $25M$24M – $27M Make additive work for you 2024 Outlook Updated $0.01 – $0.050.5% – 1.0%

CEO Dr. Yoav Zeif Summary ▪ New and exciting technology investment evidenced by the products we are bringing to market will accelerate adoption of additive manufacturing ▪ Inflection point as AM shifts from prototyping niche to a cornerstone of the manufacturing process – we continue to see signs of this momentum and expect a return to strong growth from pent up demand in systems sales when the current environment eases ▪ Delivering the excellence our customers deserve as industry leaders in technological innovation, service, and reliability ▪ Robust balance sheet, diversified offerings, and cost savings initiatives to deliver relative outperformance and enhanced shareholder value Make additive work for you

Make additive work for you THANK YOU

Note: $ in thousands unless noted otherwise. All numbers and percentages rounded. Appendix GAAP Adjustments Non-GAAP GAAP Adjustments Non-GAAP Gross Profit (1) $60,500 7,175 $67,675 $66,222 11,283 $77,505 Operating income (Loss) (1,2) (26,043) 22,845 (3,198) (33,659) 38,666 5,007 Net income (Loss) (1,2,3) (25,743) 22,774 (2,969) (38,615) 41,148 2,533 Net income (Loss) per diluted share (4) (0.36) $0.32 (0.04) (0.56) $0.60 0.04 1) Acquired intangible assets amortization expense 4,489 5,014 Non-cash stock-based compensation expense 1,010 999 Restructuring and other related costs 1,676 3,378 Impairment charges and write off 0 1,892 7,175 11,283 2) Acquired intangible assets amortization expense 1,111 2,686 Non-cash stock-based compensation expense 6,335 7,024 Restructuring and other related costs 3,639 2,468 Contingent consideration 523 347 Legal and other expenses 4,062 14,858 15,670 27,383 22,845 38,666 3) Corresponding tax effect 204 213 Equity method related expenses (1,593) 2,094 Finance expenses 1,318 175 $22,774 $41,148 4) Weighted average number or ordinary shares outstanding – Diluted 70,746 70,746 68,648 69,272 Three months ended June 30, 2024 Three months ended June 30, 2023